SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

Myogen, Inc.

(Name of Subject Company (Issuer))

Mustang Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

62856E104

(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David A. Lipkin, Esq.

Michelle Sonu Park, Esq.

Tali Sealman Tene, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$2,435,406,435	$260,588.49

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $52.50 (i.e. the tender offer price) and (ii) 46,388,694, the estimated maximum number of shares of Myogen common stock to be acquired in the tender offer (which number is composed of 43,440,061 shares of Myogen common stock outstanding as of October 11, 2006, 1,967,675 shares of Myogen common stock issuable upon the exercise of outstanding options that are or will become vested and exercisable before November 10, 2006 and 980,958 shares of Myogen common stock issuable upon the exercise of outstanding warrants).
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $260,588.49 Form or Registration No.: SC TO-T	Filing Party: Mustang Merger Sub, Inc. and Gilead Sciences, Inc. Date Filed: October 16, 2006

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (the “Schedule TO”), filed initially with the Securities and Exchange Commission on October 16, 2006 by Mustang Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Gilead relating to the tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Myogen, Inc., a Delaware corporation (the “Company”), at a purchase price of $52.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2006, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of the Purchaser and Gilead.

ITEMS 1, 4 and 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

“On November 1, 2006, Gilead issued a press release announcing that it has extended the initial Expiration Date for the Offer to Monday, November 13, 2006 at one minute following 11:59 p.m. New York City time (midnight). The originally announced Expiration Date for the Offer, Friday, November 10, 2006, is a federal employee holiday. Therefore, the initial Expiration Date for the Offer is being corrected and extended in order to ensure that the Offer will remain open for the full minimum twenty business-day period required under Rule 14e-1 of the Securities Exchange Act of 1934, as amended. The Depositary for the Offer has advised Gilead and the Purchaser that, as of 12:00 midnight, New York City time, on October 31, 2006, an aggregate of approximately 265,685 shares of Myogen common stock had been tendered and not withdrawn from the Offer. A copy of the press release is filed as Exhibit (a)(10) and is incorporated herein by reference.”

ITEM 12. EXHIBITS

Exhibit No.	Document

(a)(1)*	Offer to Purchase, dated October 16, 2006.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by Gilead Sciences, Inc. and Myogen, Inc. on October 2, 2006.

(a)(8)*	Summary Newspaper Advertisement published in The Wall Street Journal on October 16, 2006.

(a)(9)*	Press Release issued by Gilead Sciences, Inc. on October 26, 2006.

(a)(10)	Press Release issued by Gilead Sciences, Inc. on November 1, 2006.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 1, 2006, by and among Gilead Sciences, Inc., Mustang Merger Sub, Inc. and Myogen, Inc.

(d)(2)*	Mutual Confidential Disclosure Agreement, dated as of May 19, 2006, by and between Gilead Sciences, Inc. and Myogen, Inc.

(d)(3)*	Confidentiality and Exclusivity Agreement, dated August 3, 2006, between Gilead Sciences, Inc. and Myogen, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUSTANG MERGER SUB, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Financial Officer

GILEAD SCIENCES, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
	Name:	John F. Milligan, Ph.D.
	Title:	Executive Vice President and Chief Financial Officer

Dated: November 1, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)*	Offer to Purchase, dated October 16, 2006.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by Gilead Sciences, Inc. and Myogen, Inc. on October 2, 2006.

(a)(8)*	Summary Newspaper Advertisement published in The Wall Street Journal on October 16, 2006.

(a)(9)*	Press Release issued by Gilead Sciences, Inc. on October 26, 2006.

(a)(10)	Press Release issued by Gilead Sciences, Inc. on November 1, 2006.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 1, 2006, by and among Gilead Sciences, Inc., Mustang Merger Sub, Inc. and Myogen, Inc.

(d)(2)*	Mutual Confidential Disclosure Agreement, dated as of May 19, 2006, by and between Gilead Sciences, Inc. and Myogen, Inc.

(d)(3)*	Confidentiality and Exclusivity Agreement, dated August 3, 2006, between Gilead Sciences, Inc. and Myogen, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed